Exhibit 12.1

Discover Financial Services

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	For the Years Ended November 30,
	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income tax expense	$3,753	$3,511	$1,269	$2,121	$1,658
Losses from unconsolidated investees	12	5	4	3	3

Total earnings	3,765	3,516	1,273	2,124	1,661
Fixed charges(1):
Total interest expense	1,331	1,485	1,583	1,251	1,288
Interest factor in rents	6	5	5	5	5

Total fixed charges	1,337	1,490	1,588	1,256	1,293

Earnings from continuing operations before income tax expense and fixed charges	$5,102	$5,006	$2,861	$3,380	$2,954

Ratio of earnings to fixed charges	3.8	3.4	1.8	2.7	2.3

(1)	Fixed charges are the sum of (a) interest expensed, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of interest within rental expense.